September 19, 2012

Mr. Kevin L. Vaughn,

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Re:	Panasonic Corporation

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed June 28, 2012

File No. 001-06784

Comment Letter dated August 22, 2012

Dear Mr. Vaughn:

As requested, we are submitting our response letter dated September 19, in response to the staff’s comment letter of August 22, 2012, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2012. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 29

H. Accounting Principles, page 49

-Long-lived Assets, page 49

1.	We note you recorded significant impairment charges for certain long-lived assets in fiscal year 2012. Please revise future filings to discuss the valuation methodologies you utilized in determining any material impairment charges. Discuss any material assumptions used and the significant management judgments and estimates involved in your evaluation of the recoverability of your long-lived assets. Refer to the guidance in SEC Release 33-8350.

Mr. Kevin L. Vaughn	-2-

Response to Comment No. 1

We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, management’s discussion and analysis will specify the valuation methodologies utilized in determining any material impairment charges, as well as a discussion of any material assumptions used and the significant management judgments and estimates involved in our evaluation of the recoverability of long-lived assets.

In addition, we supplementally advise the Staff that in future filings, we will include in management’s discussion and analysis disclosure similar to the disclosure as set forth below and updated as appropriate to reflect actual results and circumstances for the relevant reporting period.

Long-lived Assets

The useful lives of long-lived assets are summarized in Note 1(h) of the Notes to Consolidated Financial Statements included in this annual report and reflect the estimated period that the Company expects to derive economic benefit from the use of such assets. In estimating the useful lives of long-lived assets and determining whether subsequent revisions to the useful lives are necessary, the Company considers the likelihood of technological obsolescence, changes in demand for the products related to such assets and other factors which may affect the utilization of such assets. The effect of any future changes to the estimated useful lives of the long-lived assets could be significant to the Company’s results of operations.

Mr. Kevin L. Vaughn	-3-

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset or asset group. The undiscounted net cash flows expected to be generated by the asset or asset group are based on internal forecasts and projections developed as part of the Company’s routine, long-term planning process, available industry/market data, the Company’s strategic plans and estimates of long-term growth rates. In developing such forecasts and projections, management takes into account the Company’s assessment of the current economic environment and the timing and degree of any economic recovery, the estimated useful lives of the assets over which the cash flows will occur and market participant assumptions. Any significant variance in these assumptions could materially affect the estimated net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. Factors which may affect the estimated fair value of our assets and as a result contribute to the need for future impairment charges include changes in the use of assets resulting from the Company’s restructuring initiatives, technological changes or any significant declines in the demand for related products.

The Company recorded impairment losses for certain [e.g. buildings], [e.g. machinery and equipment] and [e.g. finite-lived intangible assets] related to certain [name of facilities] in [name] segment for the year ended March 31, 201X. These impairment losses are included in other deductions in the consolidated statements of operations, and are not included in the measurement of segment profit. These impairment losses primarily reflected [e.g. a decrease in the estimated fair value of the asset group. We changed our marketing plan related to the business for which the asset group is used due to the continued deterioration in market conditions that resulted in the decrease in the estimated service periods and corresponding estimated future cash flows].

Fair value of the asset or asset group was determined based on appraisals using [e.g. repurchase cost method] or present value techniques including [e.g. excess earnings method and relief-from-royalty method] which we believe was appropriate for each asset or asset group. Impairment losses were calculated based on excess of the carrying amount of the long-lived asset over the long-lived asset’s fair value.

Mr. Kevin L. Vaughn	-4-

-Valuation of Goodwill, page 50

2.	We note your disclosures here and on pages 126-127. In order to provide investors with greater insight into the probability of a future material impairment charges and current material impairment charges, please revise your future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one of the goodwill impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used in the impairment test and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to the guidance in Item 5(D) of Form 20-F and SEC Release 33-8350.

Response to Comment No. 2

We respectfully acknowledge the Staff’s comment and we advise the Staff that in our future filings to the extent that any of our reporting units with material amounts of goodwill are at risk of failing step one of the goodwill impairment test, we will include disclosure similar to the disclosure set forth below and updated as appropriate to reflect actual results, including key assumptions and circumstances that could reasonably be expected to negatively impact those assumptions, for the relevant reporting period.

Valuation of Goodwill

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that goodwill may be impaired. Impairment is recorded if the implied fair value of goodwill is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates of the fair value of reporting units based on quoted market prices, prices of comparable businesses, present value or other valuation techniques or a combination thereof, necessitating subjective judgments and assumptions by management. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. At March 31, 201X, the Company has recorded XXX billion yen of goodwill, part or all of which could be determined to be impaired in future periods, depending on changes to the current facts and assumptions. For further discussion on goodwill, see Note 8 of the Notes to Consolidated Financial Statements included in this annual report.

Mr. Kevin L. Vaughn	-5-

We identified [Reporting unit name] as a reporting unit with material amounts of goodwill that was at risk of failing step one of the goodwill impairment test. [Reporting unit name] had a fair value that was approximately [X] % in excess of its carrying value. The amount of goodwill allocated to this reporting unit is XXX billion yen.

We determined the fair value of the reporting unit based on weighting of the income and market approaches. Under the income approach, we calculated the fair value of the reporting unit based on the present value of estimated cash flows using a discounted cash flow method. The discounted cash flow method included estimating future operating cash flows to be generated from the reporting unit. Such cash flows were based on internal forecasts and projections developed as part of the Company’s routine, long-term planning process, available industry/market data, the Company’s strategic plans, and estimates of long-term growth rates. We considered the current economic environment and the timing and degree of any economic recovery, estimated useful life of long-lived assets over which the cash flows will occur, and market participant assumptions. GDP growth, consumer price inflation or other economic fundamentals of Japan and other countries were also considered in projecting the cash flows of the reporting unit. A terminal value was included in the discounted cash flow analysis.

Under the market approach, we estimated the fair value based on the Guideline Public Company (“GPC”) Method and the Guideline Merged and Acquired Company (“GMAC”) Method. Using these methods, we selected publicly-traded guideline companies and guideline transactions for our analyses. We selected guideline companies in the industry where each reporting unit operates. We also selected guideline transactions that involved targets in the industry where each reporting unit operates. For both the GPC Method and the GMAC Method, we primarily used EBITDA multiples based on the multiples of the selected guideline companies and guideline transactions.

Mr. Kevin L. Vaughn	-6-

The assumptions with the most significant impact on the fair value of the reporting unit are those related to the discount rate, the terminal value, future operating cash flows and the growth rate.

A discount rate of X.X percent was applied to reflect the risks inherent in the future cash flows of the reporting unit and was derived from the weighted average cost of capital of market participants in similar businesses. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity for the industry in which the reporting unit operates, could increase the discount rate in the future, which would have the effect of decreasing the fair value of the reporting unit.

As for the terminal value calculation, we assumed a constant terminal growth rate of X.X percent after the projection period of the reporting unit. A decrease in the expected cash flow growth rate or profitability in the industry could decrease the terminal growth rate and thus decrease the fair value of the reporting unit.

Terminal growth rates assumed beyond the current business plan took into consideration management’s outlook for the future and were compared to historical performance to assess reasonableness.

The following uncertainties are associated with the key assumptions and could have a negative effect on the future cash flows and the growth rate of the reporting unit:

•	Continued or further weakness in the Japanese and global economies negatively impacting demand for the reporting unit’s products that could result in declines in product prices.

•	An economic recovery that significantly differs from the Company’s assumptions in timing and/or degree.

•	Fluctuations of foreign currency exchange rates that have not been anticipated,

•	Volatility in the equity and debt markets which could result in a higher discount rate.

•	Competition in the industry in which the reporting unit operates that may adversely affect the Company’s ability to maintain profitability.

Mr. Kevin L. Vaughn	-7-

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ or unanticipated events and circumstances may affect such estimates, any of which could significantly alter the fair value of the reporting unit and possibly cause the reporting unit to fail step one of the goodwill impairment test.

3.	We also note that you recorded material impairment charges during fiscal year 2012. Your disclosures indicate that you determined fair value for purposes of the goodwill impairment evaluations using a combination of methods, including discounted cash flow method, guideline public company method and guideline transaction method. Please provide us with more detailed information regarding your goodwill impairment evaluation, including the material assumptions you utilized in your impairment evaluation and how those material assumptions were developed. With regards to the use of multiple methodologies to determine the fair value, please explain to us in greater detail how you weighted each methodology.

Response to Comment No. 3

We respectfully provide the Staff with supplemental information regarding our goodwill impairment evaluation as follows:

We used a combination of income and market approaches to value the equity of reporting units. Under the income approach, the Discounted Cash Flow (“DCF”) Method was used predominantly. Under the market approach, the Guideline Public Company (“GPC”) Method and the Guideline Merged and Acquired Company (“GMAC”) Method were both used.

Income Approach

We used our management’s financial projections of reporting units for various projection periods. As disclosed in Note 18 to the Consolidated Financial Statements included in our annual report, we used a discount rate of 5.4 to 7.9 percent to discount each reporting unit’s debt-free projected cash flows generated throughout the projection period of 5 years and a terminal value. We estimated the discount rate based on the weighted average cost of capital (“WACC”) for the reporting units. We also assumed a constant terminal growth rate ranging from 0 to 2 percent after each reporting unit’s projection period. We took into consideration GDP growth, consumer price inflation or other economic fundamentals of Japan and other countries related to each reporting unit.

Mr. Kevin L. Vaughn	-8-

Market Approach

Under the market approach, the GPC and the GMAC Methods were used. We selected publicly-traded guideline companies and guideline transactions for our analyses. We selected guideline companies in the industry where each reporting unit operates. We also selected guideline transactions that involved targets in the industry where each reporting unit operates. Under the GPC Method, we primarily used EBITDA multiples for reporting units to which material impairment charges recorded during fiscal year 2012 were related. We selected the multiples based on the median of the multiples for the guideline companies that ranged from 4.4x to 8.3x. Under the GMAC Method we also relied on EBITDA multiples. We selected EBITDA multiples ranging between 9.0x to 10.0x based on the median of the multiples for the guideline transactions.

Weighting of Income and Market Approaches

We applied a weighting of 70 percent to the DCF Method, 20 percent to the GPC Method and 10 percent to the GMAC Method to estimate the fair value of the reporting units for which we recorded material impairment charges during fiscal year 2012. We weighted each methodology based on the relevance and availability of the data when we performed the valuation. Under the circumstances, we gave more weight to the DCF method because, compared to the market approach, the income approach more closely aligns each reporting unit’s valuation to our business profile. Also, under the income approach, reasonably likely scenarios and the associated sensitivity analysis can be considered to develop alternative future outlooks that may not be reflected in an observable market price. The market approach allows for comparison to actual market transactions and multiples, but it can be limited in its application because the population of potential comparables is often small where the characteristics of the comparable business and ours are significantly different. In addition, the market approach may also be limited because market data is usually not available for divisions within larger conglomerates or non-public subsidiaries that could otherwise qualify as comparables, and because the specific circumstances surrounding a market transaction may be different or irrelevant with respect to our business. It can also be difficult, under certain market conditions, to identify orderly transactions between market participants in similar businesses. We also took into consideration the number of available guideline transactions and other relevant factors in weighting between the GPC Method and the GMAC Method.

Mr. Kevin L. Vaughn	-9-

Item 18. Financial Statements, page 99

Report of Independent Registered Public Accounting Firm, page 100

4.	We note your disclosures on page 111 that you changed the annual goodwill impairment measurement date for all of your reporting units to January 1. Please note that a change to the date of the annual impairment test constitutes a change in the method of applying an accounting principle. Please explain to us how your independent auditors considered the need to refer to the change in accounting principle in its audit report. Tell us the amount by which this change in accounting principle impacted the fiscal 2012 results. Refer to the guidance in Article 2 of Regulation S-X, Instructions 2 to Item 8.A.2 of Form 20-F, and Section V(H) of the International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004 located on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

Response to Comment No. 4

We respectfully advise the Staff that the change in accounting principles with respect to the change in the annual goodwill impairment measurement date for certain reporting units of the Company had no impact on the Company’s fiscal 2012 results.

Our independent auditors have advised us that their audit report did not refer to the change in accounting principle because such change in accounting principles did not have a material effect on the financial statements.

-Consolidated Statements of Operations, page 104

5.	We note that you recognized 328,645 million yen of “other deductions” during fiscal 2012. We further note your disclosures on pages 119 (Note 4), 121 (Note 5), 144 (Note 15), 150 (Note 16) and 154 (Note 17) related to certain components of the total “other deductions.” However, we do not see disclosures regarding approximately 120,000 million yen of the charge. Please provide to us a detailed explanation of all of the components for this line item.

Mr. Kevin L. Vaughn	-10-

Response to Comment No. 5

We respectfully advise the Staff that the components included in other deductions for fiscal 2012 are as follows:

Description of other deductions:		Note	(Yen in Millions)
Write-down of investment securities	(1)	4 and 5	16,636
Restructuring charges	(2)	15	184,453
Net loss related to the flooding in Thailand	(3)	16	2,513
Loss on derivative instruments	(4)	17	4,881
Loss on sale of investment securities	(5)	5	10,826
Reclassification adjustment for losses associated with translation adjustments	(6)	13	6,260
Loss on curtailments and settlements	(7)	10	10,419
Expenses associated with discontinuation or voluntary recall of products	(8)	—	30,264
Loss on divestitures of non-core businesses	(9)	—	19,498
Loss on disposal of long-lived assets	(10)	—	17,789
Depreciation associated with idle production capacity	(11)	—	7,957
Other	(12)	—	17,149

Total other deductions			328,645

(1)	This amount includes a write-down of 8,831 million yen for other-than-temporary impairment (“OTTI”) of investments and advances in associated companies as described in Note 4 on page 119 of our annual report, a write-down of 7,597 million yen for OTTI of available-for-sale securities as described in Note 5 on page 121 of our annual report and a write down of 208 million yen for OTTI of cost method investments as described in Note 5 on page 122 of our annual report.
(2)	This amount represents the “Total restructuring charges” as described in Note 15 on page 144 of our annual report.

Mr. Kevin L. Vaughn	-11-
(3)	An additional description of the “Net loss related to the flooding in Thailand” is included in note 16 (the last paragraph on page 150 of our annual report).
(4)	This amount represents “Amount of loss recognized in operations” and “Amount of loss recognized in operations on derivatives (ineffective portion and amount excluded from effective testing)” which are each more fully described in Note 17 on page 154 of our annual report.
(5)	This amount includes losses on sale of available-for-sale securities amounting to 5,561 million yen as described in Note 5 on page 121 of our annual report and 5,265 million in losses on sale of stock of subsidiaries or equity method investments.
(6)	This amount represents the “Reclassification adjustment for losses” associated with translation adjustments as described in Note 13 on page 140 of our annual report.
(7)	“Losses on curtailments and settlements” are included in Net periodic benefit costs which are described in Note 10 on page 131 of our annual report.
(8)	This amount represents expenses associated with product claims for the discontinuation or voluntary recall of products.
(9)	This amount represents losses related to certain divestitures of non-core operations.
(10)	This amount represents losses on disposal or sale of long-lived assets.
(11)	This amount represents depreciation for certain idle production capacity that is not allocated to a unit of production but charged to current period expenses.
(12)	This amount consists of a number of miscellaneous deductions.

Mr. Kevin L. Vaughn	-12-

*        *        *         *        *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Masahito Yamamura, General Manager of Investor Relations (fax: 81-6-6908-2351; e-mail:yamamura.masahito@jp.panasonic.com).

Very truly yours,

/s/ Hideaki Kawai

Hideaki Kawai
Managing Director
(Principal Financial Officer)
Panasonic Corporation

cc:	Ms. Tara Harkins

(Staff Accountant,

Securities and Exchange Commission)

Mr. Martin James

(Senior Assistant Chief Accountant,

Securities and Exchange Commission)

Izumi Akai

Kenji Taneda

Junko Urabe

(Sullivan & Cromwell LLP)